

May 20, 2024

Armin Afzalipour
Co-President
MCI Income Fund VII, LLC
2101 Cedar Springs, Suite 700
Dallas, Texas 75201

> **Re: MCI Income Fund VII, LLC**
> **Amendment No. 9 to Offering Statement on Form 1-A**
> **Filed April 23, 2024**
> **File No. 024-12073**

Dear Armin Afzalipour:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 9 to Offering Statement on Form 1-A filed April 23, 2024

Track Record of Our Sponsor, page 64

1. We note references to September 30, 2022, throughout this section of the offering circular. Please revise to update your disclosure to a more recent practicable date.

Independent Auditors, page 70

2. Please amend to update the information herein to reflect the updated audited financial statements as of and for the fiscal year ended December 31, 2023 for both MCI Income Fund VII, LLC and MCI Development 1, LLC. Additionally, amend your offering circular to provide an updated auditor's consent regarding the updated audited financial statements of MCI Development 1, LLC and related independent auditor's report.

MCI Development 1, LLC Financial Statements, page F-10

3. Please amend to provide updated audited financial statements of MCI Development 1,

LLC as of and for the fiscal year ended December 31, 2023.

Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Charles R. McCarthy